EXHIBIT 99.1

VIZSLA SILVER SECURES WORKING CAPITAL FACILITY WITH MEXICAN GOVERNMENT FINANCIAL INSTITUTION FOR PANUCO

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, May 26, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G31) ("Vizsla Silver" or the "Company") is pleased to announce that Minera Canam S.A. de C.V. ("Minera Canam"), a Mexican subsidiary of the Company that holds the Panuco silver-gold project ("Panuco" or the "Project") in Sinaloa, Mexico, has entered into an unsecured credit agreement dated February 26, 2026 for a MXN$173 million working capital facility (the "Facility") with Fideicomiso de Fomento Minero ("FIFOMI"), a Mexican government-backed financial institution specialized in the mining sector, with the Facility having received approval from FIFOMI's internal credit committee on May 4, 2026.

"This agreement with FIFOMI represents another important step in the continued endorsement and validation of the Panuco Project as an economically important development project for both Sinaloa and Mexico," commented Michael Konnert, President and CEO of Vizsla Silver. "We are pleased to establish a relationship with a respected Mexican government-backed mining finance institution whose mandate is to support the responsible growth and long-term competitiveness of Mexico's mining sector. We are encouraged by the strong alignment this facility represents between Vizsla and the Government of Mexico in advancing the Panuco Project. The addition of this facility will serve to strengthen the mining community of Concordia and support local suppliers, contractors and investment in the State of Sinaloa."

Key Terms of the Facility

  MXN$173 million (approximately US$10 million) working capital facility
  Unsecured, with a five-year term
  Interest rate based on TIIE funding rate plus a 4.6681% margin
  Quarterly interest and principal payments, with a two-year grace period on principal repayments
  One-time commission fee equal to 1.0% of the total facility
  Proceeds to support operating and working capital expenditures related to the Panuco Project

About FIFOMI

FIFOMI is a Mexican government entity operating as a public trust within the Mexican financial system and is overseen by the Secretaría de Economía of Mexico. The institution was established to promote the development and competitiveness of Mexico's domestic mining industry through the provision of financing, technical assistance and training programs.

About Vizsla Silver and the Panuco Project

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Feasibility Study for Panuco in November 2025 which highlights 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, an after-tax NPV(5%) of US$1.8B, 111% IRR and a 7-month payback at US$35.50/oz Ag and US$3,100/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district-scale exploration through low-cost means.

In accordance with National Instrument 43-101, Jesus Velador, Ph.D. MMSA QP., Chief Geologist, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or performance and reflect management's expectations or beliefs regarding future events, plans, and objectives.

Forward-looking statements in this release include, but are not limited to, statements regarding: the use of proceeds of the Facility for operating and working capital expenditures related to the Panuco Project; the Company's ability to advance the Panuco Project toward production; the Company's ability to fund construction and development at Panuco, including expectations regarding the sufficiency of existing cash balances and access to financing; and the Company's long-term growth strategy, including its ability to enhance shareholder value through continued project development and operational execution.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: the accuracy of the Feasibility Study parameters; the availability of financing on acceptable terms; that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project parameters; inaccuracies in technical or economic modelling; the risk that the feasibility study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 06:00e 26-MAY-26